Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271862

PROSPECTUS SUPPLEMENT NO. 2

(To the proxy statement/prospectus dated July 7, 2023)

PROSPECTUS FOR 93,397,815 SHARES OF COMMON STOCK AND 21,562,322 WARRANTS TO

PURCHASE SHARES OF COMMON STOCK OF ALLURION TECHNOLOGIES HOLDINGS, INC.

This prospectus supplement supplements the proxy statement/prospectus, dated July 7, 2023 (as supplemented or amended, the “Prospectus”), that covers 93,397,815 shares of common stock (“New Allurion Common Stock”) of Allurion Technologies Holdings, Inc. (“New Allurion”) and 21,562,322 warrants to purchase shares of New Allurion Common Stock (“New Allurion Public Warrants”) pursuant to the Business Combination Agreement, dated as of February 9, 2023 (as the same has been amended as of May 2, 2023 and may be further amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), by and among Compute Health Acquisition Corp. (“Compute Health”), Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Compute Health, Compute Health LLC, a Delaware limited liability company and wholly-owned subsidiary of Compute Health, Allurion Technologies, Inc., a Delaware corporation (“Allurion”), and New Allurion, a Delaware corporation and a direct, wholly-owned subsidiary of Allurion, which forms a part of New Allurion’s registration statement on Form S-4 (No. 333-271862).

This prospectus supplement is being filed to update and supplement the Prospectus with the information contained in the Current Report on Form 8-K filed by Compute Health with the Securities and Exchange Commission (the “SEC”) on July 25, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The units of Compute Health (the “Compute Health Units”), shares of Compute Health Class A Common Stock, and Compute Health Public Warrants (as defined in the Business Combination Agreement) are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “CPUH.U,” “CPUH,” and “CPUH WS,” respectively. The parties to the Business Combination Agreement anticipate that, following the transactions contemplated by the Business Combination Agreement (the “Business Combination”), the New Allurion Common Stock and New Allurion Public Warrants will be listed on the NYSE under the symbols “ALUR” and “ALUR WS,” respectively, and the Compute Health Units, shares of Compute Health Class A Common Stock, and Compute Health Public Warrants will cease trading on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended. New Allurion will not have units trading upon the consummation of the Business Combination. The receipt of approval for listing on NYSE of the shares of New Allurion Common Stock to be issued in connection with the Business Combination is a condition to the closing of the Business Combination, unless waived by the parties to the Business Combination Agreement.

On July 24, 2023, the last quoted sale price for Compute Health Class A Common Stock as reported on the NYSE was $10.62 and the last reported sale price for Compute Health Public Warrants as reported on the NYSE was $0.56.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under applicable federal securities laws, and as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 90 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 25, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2023 (July 25, 2023)

Compute Health Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40001	85-3449307
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

1100 North Market Street

4th Floor

Wilmington, DE 19890

(Address of principal executive offices)

(212) 829-3500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-quarter of one Redeemable Warrant	CPUH.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share, included as part of the Units	CPUH	The New York Stock Exchange
Redeemable Warrants included as part of the Units, each exercisable for one share of Class A common stock for $11.50 per share	CPUH WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.03	Material Modification to Rights of Security Holders.

The disclosure set forth below in Item 8.01 of this Current Report on Form 8-K under the sub-heading “Updated Amendment to the Warrant Agreement” is incorporated by reference into this Item 3.03.

Item 8.01	Other Events.

Adjourned Warrant Holders Meeting

On July 25, 2023, Compute Health Acquisition Corp. (“Compute Health”) convened and then determined to adjourn its special meeting of the Compute Health’s warrantholders (the “Warrant Holders Meeting”). At the Warrant Holders Meeting, there were present or represented by proxy a sufficient number of warrants to constitute a quorum. The Chairman of the meeting adjourned the Warrant Holders Meeting without opening the polls on the matters that were scheduled to be submitted to a vote of the Company’s warrantholders other than the adjournment proposal. The Warrant Holders Meeting was adjourned in order to solicit additional proxies with respect to the proposals set forth in the definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2023, as supplemented on July 24, 2023 (the “Proxy Statement”).

The Warrant Holders Meeting is adjourned until July 26, 2023 at 12 p.m., Eastern Time. At that time, the Warrant Holders Meeting will be reconvened to vote on the proposals described in the Proxy Statement.

The Warrant Holders Meeting will continue to be held virtually and in person at https://www.cstproxy.com/computehealth/warrant2023 and at the offices of offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at One Manhattan West, New York, New York 10001, respectively. Warrantholders that wish to listen to the Warrant Holders Meeting via teleconference, but will not be able to participate in the Warrant Holders Meeting or vote, may use the following teleconference dial-in numbers:

Telephone access (listen-only):

Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 8520972#

Updated Amendment to the Warrant Agreement

In connection with the Warrant Holders Meeting, on July 25, 2023, Compute Health proposed to further amend the previously filed amendment to the Warrant Agreement, dated February 4, 2021, by and between Compute Health and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) by making additional changes to Section 6.2 of the Warrant Agreement.

A copy of the Warrant Amendment is filed with this Current Report on Form 8-K as Exhibit 4.1 and is incorporated herein by reference, and the foregoing description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by reference thereto.

Important Information About the Proposed Transactions and Where to Find It

This Current Report on Form 8-K relates to a proposed business combination between Compute Health, Allurion Technologies, Inc. (“Allurion”), and Allurion Technologies Holdings, Inc. (“New Allurion”). New Allurion filed the Registration Statement on Form S-4 with the SEC, which includes a document that serves as a proxy statement and prospectus of Compute Health and New Allurion and a full description of the terms of the Business Combination Agreement and the Ancillary Documents (each as defined in the Proxy Statement) (the “Proposed Transactions”). The proxy statement/prospectus has been mailed to Compute Health’s stockholders as of July 3, 2023, the record date established for voting at the special meeting (as defined in the Proxy Statement). Compute Health and New Allurion may also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions, including the risk factors and other disclosures set forth in Compute Health’s filings with the SEC, and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. Compute Health’s stockholders and other interested persons are advised to read the Registration Statement on Form S-4, including the proxy statement/prospectus and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transactions, as these materials will contain important information about Allurion, Compute Health and the Proposed Transactions. The Registration Statement on Form S-4, including the proxy statement/prospectus, and other documents that are filed with the SEC, once available may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Compute Health Acquisition Corp., 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Compute Health, Allurion, New Allurion, certain stockholders of Compute Health and certain of Compute Health’s, Allurion’s and New Allurion’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Compute Health with respect to the Proposed Transactions. A list of the names of such persons and information regarding their interests in the proposed transaction is contained in the Registration Statement on Form S-4 and proxy statement/prospectus. Stockholders, Compute Health warrantholders, potential investors and other interested persons should read the Registration Statement on Form S-4 and proxy statement/prospectus carefully before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	Warrant Amendment

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Compute Health Acquisition Corp.

By:	/s/ Joshua Fink
Name:	Joshua Fink
Title:	Co-Chief Executive Officer

Dated: July 25, 2023

Exhibit 4.1

FIRST AMENDMENT TO WARRANT AGREEMENT

Dated as of                 , 2023

THIS FIRST AMENDMENT TO THE WARRANT AGREEMENT (this “Amendment”), dated as of                 , 2023, is by and between Compute Health Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent entered into that certain Warrant Agreement, dated as of February 4, 2021 (the “Original Warrant Agreement”);

WHEREAS, the Company and the Warrant Agent desire to amend the Original Warrant Agreement in accordance with Section 9.8 thereof;

WHEREAS, Section 9.8 of the Original Warrant Agreement provides that the Company may amend the Original Warrant Agreement with the vote or written consent of the Registered Holders of at least 50% of each of the then outstanding Public Warrants and Sponsor Warrants; and

WHEREAS, such requisite vote has been obtained.

NOW, THEREFORE, in consideration of the agreements set forth in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

1.	Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Warrant Agreement.

2.	To add a new Section 3.4 immediately following Section 3.3, which shall read as follows:

Business Combination. Notwithstanding any other provision in this Agreement, upon the completion by the Company of an initial Business Combination, (i) each Public Warrant will be exchanged for 0.6125 Public Warrants of the surviving or ultimate parent entity following such initial Business Combination (“Pubco”), (ii) each Public Warrant of Pubco will be exercisable for 1.420455 shares of Common Stock of Pubco at a Warrant Price of $8.10 per share, (iii) the duration of the Warrants, as set forth in Section 3.2, shall be extended to 5:00 p.m., New York City time on the date that is seven (7) years after the date on which the Company completes its initial Business Combination and (iv) the $18.00 per share redemption trigger price described in Sections 2.6, 6.1 and 6.5 hereof will be adjusted (to the nearest cent) to be equal to $12.67 and the $18.00 per share Reference Value described in Section 3.2 will be adjusted (to the nearest cent) to be equal to $12.67.

3.	Section 4.4 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

[Reserved]

4.	The first sentence of Section 4.5 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

Other than in the case of an initial Business Combination referred to in Section 3.4 hereof, in the case of any reclassification or reorganization of the issued and outstanding shares of Common Stock (other than a change under Section 4.1 or Section 4.2 hereof or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that (i) if the holders of the shares of Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the shares of Common Stock in such merger or consolidation that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the shares of Common Stock (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by stockholders of the Company as provided for in the Company’s amended and restated certificate of incorporation or as a result of the repurchase of shares of Common Stock by the Company if a proposed initial Business Combination is presented to the stockholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the issued and outstanding shares of Common Stock, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, that if less than 70% of the consideration receivable by the holders of the shares of Common Stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 8-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined below).

5.	Section 6.1 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

Redemption of Warrants for Cash. Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time after the date that is ninety (90) days after the date on which the Company completes its initial Business Combination during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.01 per Warrant, provided that (a) the Reference Value equals or exceeds $12.67 per share (subject to adjustment in compliance with Section 4 hereof) and (b) there is an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below).

6.	Section 6.2 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

Redemption of Warrants for Shares of Common Stock. Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time after the date that is ninety (90) days after the date on which the Company completes its initial Business Combination during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.10 per Warrant, provided that (i) the Reference Value equals or exceeds $7.04 per share (subject to adjustment in compliance with Section 4 hereof) and (ii) if the Reference Value is less than $12.67 per share (subject to adjustment in compliance with Section 4 hereof), the Sponsor Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. During the 30-day Redemption Period in connection with a redemption pursuant to this

Section 6.2, Registered Holders of the Warrants may elect to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of shares of Common Stock determined by reference to the table below, based on the Redemption Date (calculated for purposes of the table as the period to expiration of the Warrants) and the “Redemption Fair Market Value” (as such term is defined in this Section 6.2) (a “Make-Whole Exercise”). Solely for purposes of this Section 6.2, the “Redemption Fair Market Value” shall mean the volume weighted average price of the Common Stock for the ten (10) trading days immediately following the date on which notice of redemption pursuant to this Section 6.2 is sent to the Registered Holders. In connection with any redemption pursuant to this Section 6.2, the Company shall provide the Registered Holders with the Redemption Fair Market Value no later than one (1) Business Day after the ten (10) trading day period described above ends.

Redemption Date (period to expiration of the Warrants)	Redemption Fair Market Value of shares of Common Stock
	≤4.96	$5.45	$5.95	$6.45	$6.94	$7.44	$7.93	$8.43	≥8.93
84 months	0.412	0.432	0.449	0.464	0.476	0.487	0.497	0.506	0.513
81 months	0.409	0.429	0.447	0.462	0.475	0.486	0.496	0.505	0.513
78 months	0.405	0.426	0.444	0.460	0.473	0.485	0.496	0.505	0.513
75 months	0.400	0.422	0.441	0.458	0.472	0.484	0.495	0.505	0.513
72 months	0.396	0.419	0.438	0.455	0.470	0.483	0.494	0.504	0.513
69 months	0.391	0.415	0.435	0.453	0.468	0.482	0.494	0.504	0.513
66 months	0.386	0.411	0.432	0.450	0.466	0.480	0.493	0.503	0.513
63 months	0.381	0.406	0.428	0.447	0.464	0.479	0.492	0.503	0.513
60 months	0.375	0.401	0.424	0.444	0.462	0.477	0.491	0.503	0.513
57 months	0.369	0.396	0.420	0.441	0.459	0.475	0.490	0.502	0.513
54 months	0.362	0.391	0.415	0.437	0.457	0.474	0.488	0.501	0.513
51 months	0.355	0.385	0.411	0.434	0.454	0.472	0.487	0.501	0.513
48 months	0.347	0.378	0.405	0.429	0.451	0.469	0.486	0.500	0.513
45 months	0.339	0.371	0.399	0.425	0.447	0.467	0.484	0.499	0.513
42 months	0.330	0.363	0.393	0.420	0.443	0.464	0.482	0.499	0.513
39 months	0.320	0.355	0.386	0.414	0.439	0.461	0.481	0.498	0.513
36 months	0.309	0.345	0.378	0.408	0.434	0.458	0.478	0.497	0.513
33 months	0.297	0.335	0.370	0.401	0.429	0.454	0.476	0.496	0.513
30 months	0.284	0.324	0.360	0.393	0.423	0.450	0.473	0.494	0.513
27 months	0.269	0.311	0.349	0.384	0.416	0.445	0.470	0.493	0.513
24 months	0.253	0.296	0.337	0.374	0.408	0.439	0.467	0.491	0.513
21 months	0.234	0.279	0.322	0.362	0.399	0.433	0.463	0.489	0.513
18 months	0.214	0.260	0.306	0.349	0.389	0.425	0.458	0.487	0.513
15 months	0.190	0.238	0.286	0.332	0.376	0.415	0.452	0.484	0.513
12 months	0.162	0.212	0.262	0.312	0.360	0.404	0.444	0.481	0.513
9 months	0.130	0.180	0.234	0.288	0.340	0.389	0.435	0.476	0.513
6 months	0.092	0.142	0.197	0.256	0.315	0.371	0.423	0.470	0.513
3 months	0.046	0.091	0.149	0.214	0.282	0.348	0.409	0.464	0.513
0 months	—	—	0.060	0.163	0.254	0.331	0.399	0.459	0.513

The exact Redemption Fair Market Value and Redemption Date may not be set forth in the table above, in which case, if the Redemption Fair Market Value is between two values in the table or the Redemption Date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised in a Make-Whole Exercise shall be determined by a straight-line interpolation between the number of shares set forth for the higher and lower Redemption Fair Market Values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable.

The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the Warrant Price is adjusted pursuant to Section 4 hereof. If the number of shares issuable upon exercise of a Warrant is adjusted pursuant to Section 4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the Warrant Price of a warrant is adjusted pursuant to Section 4.1.2 hereof, the adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment less the decrease in the Warrant Price pursuant to such Warrant Price adjustment. In no event shall the number of shares issued in connection with a Make-Whole Exercise exceed 0.513 shares of Common Stock per Warrant (subject to adjustment).

7.

All references in the Original Warrant Agreement to “this Agreement”, “the Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall hereafter be deemed to refer to the Original Warrant Agreement as amended by this Amendment (except that references in the Original Agreement to the “date hereof” or words of similar import shall continue to mean February 4, 2021).

8.

This Amendment and the Original Warrant Agreement constitute the entire agreement among the parties hereto with respect to the matters set forth herein, and there are no other agreements, understandings, warranties or representations with respect to said matters.

9.	Except as expressly amended by this Amendment, the terms and provisions of the Original Agreement shall remain in full force and effect.

10.

The terms and provisions of Section 9 of the Original Warrant Agreement are incorporated herein by reference as if set forth in this Amendment in their entirety and shall apply mutatis mutandis to this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPUTE HEALTH ACQUISITION CORP.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, AS WARRANT AGENT

By:
Name:
Title:

[Signature Page to First Amendment to Warrant Agreement]